Exhibit 99.2

Financial Results for the First Quarter Ended March 31, 2024

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar.
Unaudited Summary of Financial Results
We are in the business of developing, manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended
	March 31, 2024	April 2, 2023
(In percentage)
U.S.	70.9%	51.4%
EMEA	20.6%	39.9%
Asia Pacific	7.6%	8.3%
Other markets	0.8%	0.4%
Total revenues	100%	100%

Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended
	March 31, 2024	April 2, 2023
(In percentage)
IBC	32.8%	45.8%
Performance line	67.2%	54.2%
Total revenues	100.0%	100.0%
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Revenue and Cost of Revenue

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
Revenue	$187,456	$318,332
Cost of revenue	202,327	264,707
Gross (loss) profit	$(14,871)	$53,625
Gross margin	(7.9)%	16.8%
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
During the three months ended March 31, 2024, we recognized revenue from sales of modules and components of $187.5 million with shipments of 488MW, of which $31.5 million, or 16.8%, represented sales of solar modules to SunPower Corporation ("SunPower"). During the three months ended April 2, 2023, we recognized revenue from sales of modules and components of $318.3 million with shipments of 774MW, of which $71.7 million or 22.5% represented sales to SunPower. The pricing term for the sale of solar modules to SunPower was based on the Supply Agreement with SunPower, which was mutually terminated in February 2022 and replaced with the 2022/2023 Supply Agreement. For the three months ended March 31, 2024 and April 2, 2023, other than SunPower, there was one other customer that accounted for at least 10% of revenues.
The decrease of $130.9 million in revenue during the three months ended March 31, 2024 as compared to the three months ended April 2, 2023 was due to industry-wide demand slowdown in the global DG markets brought by stiff competition, over-supply and decrease in market share due to transition from PERC to TopCON technologies.

Cost of revenue was $202.3 million and $264.7 million in the three months ended March 31, 2024 and April 2, 2023, respectively. The decrease of $62.4 million in cost of revenue during the three months ended March 31, 2024 as compared to the three months ended April 2, 2023 was primarily due to lower shipments driven by lower demand partially offset by higher manufacturing overhead mainly coming from higher inventory write-down to net realizable value.
Revenue by Geography

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
United States	$132,956	$163,622
Italy	16,770	38,379
Rest of the world(1)	37,700	116,331
Total revenues	$187,426	$318,332
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.

Revenues are attributed to U.S. and international geographies primarily based on the destination of shipments.
The sales attributed to the U.S. includes $31.5 million and $71.7 million in sales to SunPower for the three months ended March 31, 2024 and April 2, 2023 respectively.
Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirements.

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
Operating expenses:
Research and development	$9,897	$11,076
Sales, general and administrative	35,719	31,028
Restructuring charges (benefits)	3,052	(183)
Total operating expenses	$48,668	$41,921

Research and Development Expenses
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
Research and development expenses were $9.9 million in the three months ended March 31, 2024 primarily associated with expenditures for the development of our Maxeon 7, Maxeon 8 and Performance line cell as well as panel technology, comprising compensation expense (including stock-based compensation) of $6.5 million, facilities expense of $1.3 million, expenses for leased equipment of $0.5 million, and research and development materials of $0.4 million. The decrease in research and development expenses was primarily driven by a decrease of $0.6 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan.
Research and development expenses were $11.1 million in the three months ended April 2, 2023, primarily associated with expenditures for the development of our Maxeon 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $7.1 million, facilities expense of $1.5 million, research and development materials of $0.4 million and expenses for leased equipment of $0.2 million.
Sales, General and Administrative Expenses
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
Sales, general and administrative expenses were $35.7 million in the three months ended March 31, 2024 and comprised primarily of $19.5 million of compensation expense (including stock-based compensation), $7.7 million of professional fees, $2.6 million of equipment related expenses, $1.1 million of insurance expense, $1.5 million of marketing fees and $0.6 million of facilities-related costs including rent, utilities and maintenance. The increase in expense was primarily driven by a higher compensation expenses of $2.4 million mainly for stock-based compensation due to higher grants, higher commission expense of $0.7 million and marketing fee of $0.7 million.
Sales, general and administrative expenses were $31.0 million in the three months ended April 2, 2023 and comprised primarily of $17.1 million of compensation expenses (including stock-based compensation), $7.4 million of professional fees, $1.0 million of insurance expenses, $1.2 million of equipment related expenses, $0.8 million of marketing fees and $0.7 million of facilities-related costs including rent, utilities and maintenance.

Restructuring Charges (Benefits)
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
During the three months ended March 31, 2024 and April 2, 2023, we recognized restructuring charges of $3.1 million and a benefit of $0.2 million, respectively. The majority of the charges for the three months ended March 31, 2024 relates to our September 2023 Restructuring Plan as a result of further charges in connection to long-lived assets write-down and severance-related payments as part of the ongoing process to streamline operating costs. This was partially offset by write-back of contract termination charges based on negotiation.
Other (expense) income, net

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
Other (expense) income, net:
Interest expense	$(9,554)	$(10,803)
Interest income	813	1,804
Other, net	(6,721)	24,443
Other (expense) income, net	$(15,462)	$15,444
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
Of the total $9.6 million in interest expense, net, incurred during the three months ended March 31, 2024, $4.8 million relates to the Convertible Notes due 2027 and $4.1 million relates to the Green Convertible Notes due 2025.
Of the total $10.8 million in interest expense, net, incurred during the three months ended April 2, 2023, $4.7 million relates to Convertible Notes due 2027 and $4.1 million relates to the Green Convertible Notes due 2025.
Other, net for the three months ended March 31, 2024 primarily comprised of a $8.5 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and foreign exchange gain of $1.7 million.
Other, net for the three months ended April 2, 2023 primarily comprised of a $23.8 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and foreign exchange gain of $0.6 million.
For more information on the 2027 Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023
Income Taxes

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
Provision for income taxes	$(1,203)	$(5,984)
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three months ended March 31, 2024.
In the three months ended March 31, 2024, we recorded an income tax provision of $1.2 million. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups. In the three months ended April 2, 2023, we recorded an income tax provision of $6.0 million The decrease in tax expense was primarily due to lower current year income tax expense in profitable jurisdictions.
We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the Philippine Economic Zone Authority ("PEZA"). We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subjected to meeting certain conditions, and will expire on June 30, 2026. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020
 We continue to record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
To combat tax avoidance, the Base Erosion and Profit Shifting ("BEPS") project was created in 2013, being an initiative of the G20 (group of twenty countries with the largest economies) together with the Organization for Economic Cooperation and Development, aimed at implementing 15 measures to improve the coherence of international tax rules and to minimize abusing of tax norms that result in erosion of the tax base. BEPS 2.0 is intended to address tax issues related to changes in business models in a globalized environment and targeted at multinational companies with an annual global turnover exceeding EUR 750 million, aiming to implement a balance in the global tax collection of these companies by introducing a minimum effective global rate of 15% for each jurisdiction that the multinational group operates.
Starting in 2024, BEPS 2.0 come into effect in various countries and there are transition rules (Safe Harbor) which simplifies the calculation of the effective rate per jurisdiction to facilitate the adaptation for the affected group. The Company is affected under BEPS 2.0 and has conducted Safe Harbor analysis using 2022 financial data for the jurisdictions where the Company operates. The preliminary analysis indicates that the Company is affected as a result of the adoption of BEPS 2.0. However, the percentage of additional payment cannot be reasonably estimated as of the time of issuance of these consolidated financial statements as the basis for the assessment of the impact is based on 2024 results which is unavailable.
Equity in losses of unconsolidated investees
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
For the three months ended March 31, 2024, our unconsolidated investee, Huansheng JV reported a loss for which no equity pick up was recorded due to the limit of the share of losses under equity method to the total cost of investment under ASC 323. For the three months ended April 2, 2023, we recorded our reportable share of a loss of $0.7 million.
Net Income Attributable to Noncontrolling Interests
Three Months Ended March 31, 2024 Compared to Three Months Ended April 2, 2023
For the three months ended March 31, 2024 the net loss attributed to noncontrolling interests was $0.1 million while for the three months ended April 2, 2023, we attributed net income of $0.1 million to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. The change from a net income attributable to noncontrolling interests to a net loss attributable to noncontrolling interest was a result of losses incurred from operations from our non-wholly owned subsidiaries.
Recent Developments

Divesting of Equity Interest in HSPV
As previously disclosed, on April 26, 2024, we entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, for the sale of all of our minority interest (approximately 16.27%) in Huansheng Photovoltaic (Jiangsu) Co., Ltd ("HSPV").
In conjunction with the sale of our interest in HSPV, we entered into: (i) a non-exclusive and non-transferable intellectual property license agreement with Zhonghuan Singapore Investment and Development Pte. Ltd. ("TZE SG"), a subsidiary of TZE, to enable HSPV and other subsidiaries of TZE, to develop, manufacture and sell large scale Performance line solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size Performance line solar modules exclusively for Maxeon to sell worldwide; and (ii) a master supply agreement, pursuant to which we will purchase and HSPV and HSNE will exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. In conjunction with the sale of our interest in HSPV, we also terminated existing all other intellectual property licensing agreements, amended and restated business activities framework agreement and the amended and restated offshore master supply agreement between us, HSPV and other affiliates of TZE.
For additional information about the above transactions, please read the Company’s Form 6-K filed with the SEC on April 26, 2024, including the agreements attached as exhibits thereto, which is incorporated herein by reference.

Termination of Certain Customer Contracts
Maxeon Solar Pte. Ltd, (“MSPL”) a wholly-owned subsidiary of the Company and Origis Procurement, LLC, a subsidiary of Origis Energy (“Origis”) have exchanged letters (i) on May 14, 2024, from MSPL, terminating that certain Solar Module Supply Agreement, dated December 22, 2023 (the “SMSA”) together with the two outstanding Purchase Orders due to Origis’ failure to purchase any modules as required under the SMSA and (ii) on May 27, 2024, from Origis, who sent the Company a notice purporting to terminate the SMSA for Origis’ convenience, claiming that Origis’ liability to Maxeon was to pay contractually-required cancellation amounts, net of all amounts paid by Origis.
For additional information about the above customer contract, please read the Company’s Form 6-K filed with the SEC on May 30, 2024, which is incorporated herein by reference.

Debt Restructuring Transactions
On May 30, 2024, the Company entered into agreements with TZE SG and certain holders of the Green Convertible Notes relating to the following transactions (the “Debt Restructuring Transactions”):
•Bridge financing: On May 30, 2024, the Company also entered into a convertible notes purchase agreement (the “Bridge NPA”) with TZE SG providing for the sale by the Company, at the Company’s option, and purchase by TZE SG, of $25 million in aggregate principal amount of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes”) (such additional amount of notes, the “Additional Existing 1L Notes”), at a purchase price of $25.0 million. The Company will deliver a draw notice to TZE SG under the Bridge NPA, and the issuance and sale of the Additional Existing 1L Notes is expected to occur on May 31, 2024, subject to the satisfaction or waiver of the conditions set forth in the Bridge NPA. The proceeds from the sale of the Additional Existing 1L Notes will be used for general corporate purposes.
•Private exchange of Green Convertible Notes for new convertible second lien senior notes and warrants: On May 30, 2024, the Company entered into exchange agreements (each, an “Exchange Agreement”) with certain holders (the “2025 Noteholders”) of the Company’s outstanding 6.50% Green Convertible Senior Notes due 2025 (the “Existing 2025 Notes”), pursuant to which the Company agreed to acquire an aggregate of $196 million of the Existing 2025 Notes, representing approximately 98% of the outstanding principal amount of the Existing 2025 Notes. In accordance with the Exchange Agreements, subject to the terms and conditions set forth therein, for each $1,000 principal amount of Existing 2025 Notes so acquired, each holder thereof will receive (i) (x) $700 principal amount of Tranche A Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $300 principal amount of Tranche B Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”), and (z) additional Tranche B Exchange Notes, equal to the amount of accrued and unpaid interest on such Existing 2025 Notes to, but not including, the date on which the closing of the transactions contemplated by the Exchange Agreement occurs (the “Exchange Closing Date”), and (ii) warrants (the “Exchange Warrants” and together with the Exchange Notes, the “Exchange Securities”) granting such holder the right to purchase ordinary shares, no par value, of the Company subject to the terms and conditions set forth therein. The Exchange Closing Date is subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreements. Upon the occurrence of an Optional Exchange Triggering Event (as defined in the indenture governing the Exchange Notes), the Company will have the right, at is election, to exchange all of the outstanding Tranche A Exchange Notes for ordinary shares of the Company, upon the terms and subject to the conditions set forth in the indenture governing the Exchange Notes.

•Issuance of new convertible first lien senior notes and penny warrants to TZE SG: On May 30, 2024, the Company entered into a securities purchase agreement (the “SPA”) with TZE SG in connection with (i) the sale by the Company and purchase by TZE SG of up to $97.5 million in aggregate principal amount of the Company’s new 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”), at a purchase price of $95 million, and (ii) the issuance of a warrant (the “TZE SG Warrant”) for no additional consideration granting TZE SG the right to purchase certain ordinary shares of the Company. The issuance and sale of the New 1L Notes and the TZE SG Warrant is expected to occur in June 2024 (the “SPA Closing Date”), subject to the satisfaction of certain conditions, including the consummation of the private exchange described above and receipt of certain regulatory approvals. Any Additional Existing 1L Notes issued pursuant to the Bridge NPA and outstanding on the SPA Closing Date will be exchanged for New 1L Notes on a dollar-for-dollar basis, $2,500,000 in principal amount of such New 1L Notes shall be issued to the Investor as reimbursement for certain fees paid by the Investor on behalf of the Company to a global consulting firm for services rendered and the remainder of the $97.5 million aggregate principal amount of New 1L Notes will be purchased by TZE SG for cash. The proceeds from the sale of the New 1L Notes will be used for general corporate purposes.
In addition, the Company entered into a termination agreement (the “Termination Agreement”) with TotalEnergies Marketing Services (“TEMS”) pursuant to which the Company and TEMS mutually agreed to terminate the Photovoltaic Equipment Supply Master Agreement, dated as of November 9, 2016 (the “Supply Agreement”), and Amended & Restated Initial Implementing Agreement, dated as of February 22, 2021 (together with the Supply Agreement, the “Solarization Agreement”). The termination of each Solarization Agreement will become effective upon the issuance by the Company to TEMS of Tranche B Exchange Notes in an aggregate principal amount equal to approximately US$16.2 million. Upon such issuance, the Company shall be discharged and released in full of its obligation and liabilities of any kind under the Solarization Agreements and TEMS shall fully, unconditionally and irrevocably release and discharge the security interest in certain assets of a subsidiary of the Company located in Mexico.
The Company also expects to amend the indenture governing the Existing 1L Notes to, among other things, extend the maturity date of the Existing 1L Notes by two years on or around the SPA Closing Date.
In addition, the Company expects to enter into a forward purchase agreement (the “Forward Purchase Agreement”) with TZE SG prior to the Exchange Closing Date, pursuant to which the Company will agree to sell, and TZE SG will agree to purchase, ordinary shares of the Company at a purchase price of $100 million (the “Forward Purchase Investment”). The closing of the Forward Purchase Investment will be subject to the satisfaction of certain conditions, including the occurrence of an Optional Exchange Triggering Event under the New 2L Notes indenture and receipt of certain regulatory approvals. Upon consummation of the Forward Purchase Investment, TZE SG is expected to beneficially own 50.1% of the voting power of our ordinary shares. The issuance of the New 1L Notes and the TZE SG Warrant will not be a condition to the execution of the Forward Purchase Agreement or the consummation of the Forward Purchase Investment.

For additional information about the above transactions, please read the Company’s Form 6-K filed with the SEC on May 30, 2024, including the agreements attached as exhibits thereto, which is incorporated herein by reference.
The Debt Restructuring Transactions are subject to a number of risks and uncertainties. We are supplementing our risk factors disclosure in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2023, with the following risk factors.

The Debt Restructuring Transactions are subject to a number of closing conditions, which if not satisfied or waived, will delay and potentially hinder our ability to raise the necessary capital to enable the Company continue as a going concern.
It is possible that the closing of the Restructuring Transactions may not occur within the expected timeframe or at all, due to a number of reasons, including each party’s ability to satisfy the respective closing conditions, such as receipt of certain regulatory approvals, which would hinder our ability to raise the necessary funding to enable the Company to continue as a going concern.

The indenture governing the Existing 1L Notes and the Additional Existing 1L Notes contains, and the indentures that will govern the New 2L Notes and the New 1L Notes will contain (collectively, the “Indentures”), covenants that will restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.
The Indentures contain or will contain certain covenants which, among other things, restrict the Company’s ability to incur indebtedness, incur liens, dispose of assets, invest in subsidiaries of the Company that are not guarantors, make restricted payments and enter into transaction with affiliates, in each case subject to exceptions to be set forth in the applicable Indentures. In addition, the indenture governing the Existing 1L Notes and the Additional Existing 1L Notes contains, and the indenture that will govern the New 1L Notes will contain, financial covenants that require us to maintain (i) a consolidated net leverage ratio of no greater than 8.0 to 1.0, 3.0 to 1.0 and 2.0 to 1.0, as measured On December 31, 2025, 2026 and 2027, respectively, and (ii) total cash liquidity of no less than $40 million, as measured at the end of each quarter, commencing with the quarter ending December 31, 2024. A failure to comply with such financial covenants may result in an event of default under such indentures.
The foregoing restrictions may adversely affect our business. As a result of these covenants and restrictions, we will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Future indebtedness or other contracts could contain financial or other covenants more restrictive than those contained in the Indentures. General economic conditions, industry conditions, and other events beyond our control may affect our ability to comply with these provisions. As a result, we cannot assure you that we will be able to comply with these covenants. If our outstanding debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations and financial condition.

The contemplated Debt Restructuring Transactions will involve the issuance of a substantial amount of ordinary shares, which will be dilutive and could result in a significant decrease in the price of our ordinary shares.
Upon consummation of the Debt Restructuring Transactions, a substantial amount of our ordinary shares will be issued to holders of the Exchange Securities and to TZE SG upon the conversion or exercise, as applicable, of the new securities being issued to them. The conversion or exercise of such securities will dilute the ownership interests of existing shareholders. In addition, the existence of the New 2L Notes may encourage short selling by market participants because the conversion of the New 2L Notes could be used to satisfy short positions or the conversion or anticipated conversion of the New 2L Notes into ordinary shares could depress the market price of our ordinary shares. Accordingly, you should not expect that any recent market price for our ordinary shares to be indicative of the market price that might prevail after the conclusion of these transactions.

Even if the Debt Restructuring Transactions are successfully consummated, we will continue to face risks.
The Debt Restructuring Transactions are generally designed to reduce our cash interest expense and improve our liquidity and financial and operational flexibility to generate long-term growth. Even if the Debt Restructuring Transactions are consummated, we will continue to face a number of risks, including certain risks that are beyond our control, such as changes in economic conditions, changes in our industry, and changes in commodity prices. As a result of these risks and others, there is no guarantee that the Debt Restructuring Transactions will achieve our stated goals.

Our liquidity needs may impact revenue.
Our principal sources of liquidity historically have been cash flow from operations, business divestitures, borrowings under our credit facilities, and issuance of debt and equity securities. If our cash flow from operations decreases, our ability to expend the capital necessary to invest in our businesses and remain competitive will be severely strained.
We face uncertainty regarding the adequacy of our liquidity and capital resources and have extremely limited, if any, access to additional financing. In addition to the cash necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with the Debt Restructuring Transactions and expect to continue to incur significant professional fees and costs through the consummation of the Debt Restructuring Transactions. We cannot guarantee that cash on hand and cash flow from operations will be sufficient to continue to fund our operations and allow us to satisfy obligations until we are able to consummate the Debt Restructuring Transactions.
Our liquidity, including the ability to meet ongoing operational obligations will depend upon, among other things, (i) our ability to maintain adequate cash on hand, (ii) our ability to generate cash flow from operations and (iii) our ability to consummate the Debt Restructuring Transactions. Our ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond our control. In the event that cash on hand and cash flow from operations are not sufficient to meet our liquidity needs, we may be required to seek additional financing. We can provide no assurance that additional financing would be available on acceptable terms or at all. Our access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. Our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict at this time.

The Forward Purchase Agreement has not been executed, the definitive agreement may contain materially different terms than those described above, and there can be no assurance that it will be entered into or that the Forward Purchase Investment will be consummated.
The Forward Purchase Agreement is expected to be executed prior to the Exchange Closing Date and there can be no assurance that it will be executed in the expected timeframe or at all. If executed, the definitive Forward Purchase Agreement may contain materially different terms than those described above, and there can be no assurance that the Forward Purchase Investment will be consummated. If consummated, TZE SG is expected to beneficially own 50.1% of the voting power of our ordinary shares. As our current largest shareholder, TZE already has significant influence over our affairs and, upon consummation of the Forward Purchase Investment, would have even more influence and control over our affairs as a majority shareholder. TZE may have different interests than other shareholders and/or holders of the New 2L Notes on matters which may affect our operational and financial decisions. As long as TZE owns a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. Among other things, TZE’s influence could delay, defer or prevent a sale of us that other shareholders support or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire or ordinary shares and, as a result, might harm the market price of our ordinary shares.

A significant portion of our assets, including our intellectual property, have been pledged as collateral.
We have pledged a significant portion of our assets, including our intellectual property, as collateral in connection with the Debt Restructuring Transactions, and may pledge other assets to secure other indebtedness only if permitted under the Indentures. The Indenture contain, and other debt instruments we may enter into may contain, covenants that limit our ability to engage in specified types of transactions. These covenants would likely limit our ability to, among other things:

•Incur certain additional indebtedness;
•Make certain investments;
•Sell or dispose of certain assets;
•Grant liens; and
•Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

A breach of any of these covenants and certain other customary events of default, such as the failure to make principal or interest payment when due, among others, could result in the holders of the Existing 1L Notes, the

Additional Existing 1L Notes, the New 1L Notes and/or the 2L Notes or other indebtedness electing to declare all the outstanding principal amount of the Existing 1L Notes, the Additional Existing 1L Notes, the New 1L Notes and/or the 2L Notes or such other indebtedness, as the case may be, to become immediately due and payable, which could result in a material adverse effect on our financial condition. If we do not have sufficient funds to repay the amounts due under the Existing 1L Notes, the Additional Existing 1L Notes, the New 1L Notes and/or the 2L Notes or such other indebtedness, the holders thereof may enforce on the relevant collaterals, including potentially the sale or licensing of our intellectual property, which will likely have a material adverse effect on our business operations and prospects. Events of default under the Existing 1L Notes, the Additional Existing 1L Notes, the New 1L Notes and/or the 2L Notes or other indebtedness may result in, among other things, restructuring or other insolvency proceedings. In the event of such a proceeding or other reorganization of our debt, our creditors would have priority over our stockholders, and the value of our shares could be eliminated.
Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of March 31, 2024, we had unrestricted cash and cash equivalents of $98.4 million and restricted cash of $5.4 million as compared to $190.2 million of unrestricted cash and cash equivalents, restricted cash of $5.3 million as of December 31, 2023.
Our primary sources of liquidity are cash generated from operations, customer advances in connection with certain of our supply agreements, financing obtained through equity issuance and convertible debt issuances. Refer to “Note 5. Revenue from contracts with customers” to our consolidated financial statements disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for more details on the amortization of the customer advances. As of December 31, 2023, our total current liabilities exceeded our current assets by $190.1 million. We received a going concern opinion by our auditors because there is substantial doubt about our ability to continue as a going concern. The Company has also pledged certain equipment assets and inventory to serve as collateral for some of these advances from customers.
Material Cash Requirements
As of March 31, 2024, our outstanding debt was $433.5 million, of which $25.4 million and $408.1 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of December 31, 2023, our outstanding debt was $459.2 million.

We expect total capital expenditures ranging from $70 million to $100 million in fiscal year 2024. As of March 31, 2024, we have committed to capital expenditures of $68.8 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2024. The capital expenditures mainly relate to the conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology and equipment for manufacture of our Performance line products in Malaysia and Mexico. We are also investing in the development of our next generation Maxeon 8 technology, various programs to enhance our IT infrastructure and security, as well as to support our Beyond the Panel offering.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
The Company has incurred net losses since the Spin-off and as of March 31, 2024 had an accumulated deficit of $876.2 million. Further, since the middle of 2023, the worldwide solar industry has suffered and continues to suffer from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, several large customers in the United States have cancelled or deferred their off-take commitments, further contributing to the deterioration of the Company’s financial condition. If the current market condition persist and the Company is not successful in raising capital, the Company will not have sufficient liquidity to meet its financial obligation as and when they come due, and may be required to delay, limit, and/or reduce its operational activities. As such, there is substantial doubt about the Company's ability to continue as a going concern.
As part of the effort to raise additional financing to alleviate the substantial doubt on going concern, management has received a funding commitment from our largest shareholder. TZE has agreed to provide long-term funding of up to $197.5 million in debt, equity-linked and/or equity financing, subject to certain conditions and regulatory approvals. These conditions include but are not limited to the restructuring of the Company’s Green Convertible Notes on terms mutually acceptable to the Company and the noteholders, as well as certain regulatory approvals in China and the United States. These financing plans have obtained the approvals of the Board of Directors for both TZE and the Company. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and additionally, is prepared to take additional steps as and when necessary to further reduce its operating costs. In aggregate, while there can be no assurances that the Company will be able to obtain the needed financing which is subjected to regulatory approvals, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. Accordingly, we have prepared the condensed consolidated financial statements on the going concern basis.
The current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity or convertible debt securities would result in significant dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing

In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, including termination of our contractual relationship with SunPower, cancelation of large purchase orders, ongoing restructuring efforts, uncertain inflationary environment and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and liquidity risks identified in "Risks Related to Our Liquidity” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Three Months Ended
	March 31, 2024	April 2, 2023
(In thousands)
Net cash used in operating activities	$(72,906)	$(23,455)
Net cash (used in) provided by investing activities	(18,677)	59,372
Net cash used in financing activities	(128)	(191)

Operating Activities
Net cash used in operating activities in the three months ended March 31, 2024 was $72.9 million and was primarily the result of: (i) net loss of $80.2 million; (ii) $67.3 million decrease in contract liabilities arising from utilization of advance collected from customers and (iii) decrease in accounts payable and other accrued liabilities of $23.3 million, primarily attributable to the timing of invoice payments.
This was partially offset by (i) adjustment for non-cash remeasurement loss on Prepaid Forward of $8.5 million; (ii) provision of inventory reserves of $8.1 million; (iii) a decrease in accounts receivables of $15.5 million, primarily attributable to billings and collection cycles; (iv) decrease in inventories of $36.2 million and (v) an adjustment for non-cash charges of $17.4 million related to depreciation and amortization and stock-based compensation.
Net cash used in operating activities in the three months ended April 2, 2023 was $23.5 million and was primarily the result of: (i) adjustment for non-cash remeasurement gain on Prepaid Forward of $23.8 million (ii) utilization of inventory reserves of $10.4 million; (iii) an increase in accounts receivables of $17.9 million, primarily attributable to billings and collection cycles; (iv) increase in inventories of $24.5 million and (v) decrease in accounts payable and other accrued liabilities of $19.3 million, primarily attributable to the timing of invoice payments and an increase in purchases.
This was partially offset by (i) a net income of $20.4 million; (ii) adjustments for non-cash charges of $19.1 million related to depreciation and amortization and stock-based compensation and (iii) $27.1 million increase in contract liabilities arising from advance collections from customers.
Investing Activities
Net cash used in investing activities in the three months ended March 31, 2024 was $18.7 million, mainly due to capital expenditures of $19.2 million. This was partially offset by the proceeds from sale of assets of $0.5 million.
Net cash provided by investing activities in the three months ended April 2, 2023 was $59.4 million, mainly due to proceeds from maturity of short-term investments of $76.0 million. This was partially offset by capital expenditures of $16.5 million.
Financing Activities
Net cash used in financing activities in the three months ended March 31, 2024 was $0.1 million, which included $40.1 million in proceeds from debt and $0.1 million payment of finance lease obligation. This was partially offset by repayment of debt obligations of $40.1 million.
Net cash provided by financing activities in the three months ended April 2, 2023 was $0.2 million, primarily due to $60.2 million in proceeds from debt. This was partially offset by repayment of debt obligations of $60.1 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) complete an equity, debt or other financing at favorable terms, if at all, (iii) refinance our quickly maturing outstanding debt and (iv) continue as a going concern; (b) the success of our ongoing restructuring initiatives; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (k) our second quarter and annual fiscal year 2024 guidance, including shipments, revenue, gross loss, non-GAAP gross loss, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas-Iran conflict, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities, including enforcement of certain intellectual property rights, or other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.